SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                 AMENDMENT No. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                              -----------------------


                RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP
                            (Name of Subject Company)


                     MACKENZIE PATTERSON SPECIAL FUND, L,P.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                        CFS SECONDARY MARKET FUND, LTD.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                               PEACHTREE PARTNERS
                                (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                              -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(925) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



ral5zip/ral98.edg

CUSIP NO.   None                  14D-1                      Page 2 of 12 Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


ral14d1

CUSIP NO.   None                  14D-1                      Page 3 of 12 Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            CFS SECONDARY MARKET FUND, LTD.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


ral14d1

CUSIP NO.   None                  14D-1                      Page 4 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           California

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

                     OO


ral14d1

CUSIP NO.   None                  14D-1                      Page 5 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           PEACHTREE PARTNERS

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Arizona

7. Aggregate Amount Beneficially Owned by Each Reporting Person  0


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  0%


10.Type of Reporting Person (See Instructions)

                     PN


ral14d1

CUSIP NO.   None                 14D-1                       Page 6 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

           PN



ral14d1

CUSIP NO.   None                   14D-1                     Page 7 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

                     PN



ral14d1

     This Amendment No. 3 to Schedule 14D-1 amends the Schedule 14D-1 filed May 6, 1998, as amended on June 1 and June 3, 1998 (the "Schedule") by MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 3 is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on June 5, 1998. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 132 Units. The Purchasers and their Affiliates now hold beneficial ownership of a total of 575.5 Units, or approximately 5.83% of the total number of outstanding Units. After termination of the Offer, the Purchasers became aware of an unfiled, unpublished, competing offer for a price equal to $50 per Unit greater than the Offer Price. The Purchasers believe this competing offer had commenced some time during the term of the Offer. The Purchasers had no notice of this competing offer during the term of the Purchasers' Offer, and only became aware of the competing offer indirectly after termination of the Purchasers' Offer. However, in order to avoid any adverse effect to the selling Unit holders resulting from the competing bidder's failure to provide any notice to the Purchasers or public disclosure of its offer, the Purchasers unilaterally determined to increase the amount to be paid to all selling Unit holders for the Units tendered pursuant to the Offer by an amount equal to $55 per Unit. The amount paid per Unit was $213.25, calculated as follows: the sum of the original Offer Price ($475) plus the additional $55 per Unit (for a total of $530 per Unit), less the distribution in the amount of $316.75 per Unit declared by the Partnership during the Offer term and retained by all selling Unit holders

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       June 19, 1998


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Managing Member

             By:    /s/ C. E. Patterson
                        C. E. Patterson, President

CFS SECONDARY MARKET FUND, LTD.

By /s/ William Cousins
       William Cousins, General Partner

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President

PEACHTREE PARTNERS

By: /s/ Ira Gaines
        Ira Gaines, Partner



ral14d1
                                        11